

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2022

Patrick Grosso
Chief Legal Officer
F45 Training Holdings Inc.
3601 South Congress Avenue, Building E
Austin, Texas 78704

> **Re: F45 Training Holdings Inc.**
> **Registration Statement on Form S-3**
> **Filed on September 19, 2022**
> **File No. 333-267487**

Dear Mr. Grosso:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 or Cara Wirth at 202-551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services